

February 15, 2011

Mr. E. Jamie Schloss
Chief Executive Officer
Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, California 92075

> **Re: Surge Global Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Response Letter Dated February 4, 2011**
> **File No. 0-24269**

Dear Mr. Schloss:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Controls and Procedures, page 9

1. We have read your proposed revised disclosures in response to prior comment four in our letter to you dated January 7, 2011. We note that your principal officer has concluded on the effectiveness of your disclosure controls and procedures in the Report of Management on Internal Control over Financial Reporting. However, Item 308(a) of Regulation S-K requires that you conclude on the effectiveness of *internal control over financial reporting* as of the end of the period covered by your report; which differs from the conclusion by your principal officer on the effectiveness of disclosure controls and procedures required by Item 307 of Regulation S-K.

Please revise your disclosure by moving your conclusion on the effectiveness of disclosure controls and procedures to the first paragraph under this heading and expanding your disclosure in your Report of Management on Internal Control over Financial Reporting to include your conclusion on the effectiveness of internal control over financial reporting as of the end of the period covered by your report.

In addition, please expand the disclosure in your Report of Management on Internal Control over Financial Reporting to disclose the significant deficiencies identified by management that rose to the level of *material weaknesses* in your internal control over financial reporting, as defined in Section II.C. of Final Rule Release No. 33-8809.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

General

2.   Please revise your filing to include an explanatory paragraph at the forepart of your document explaining the reasons why you are filing an amendment. Briefly explain each revision made with reference to the particular section of the document where further details are provided.

Financial Statements

Statements of Cash Flows, page 3

3.   We have read your response to prior comment six and note you have significantly revised the amount relating to the change in "Accounts payable and accrued liabilities" in the operating activities section and the amount of "Proceeds from the sale of marketable securities" in the investing activities section of your Statement of Cash Flows for the nine month period ended September 30, 2010. Please provide the disclosures required by FASB ASC 250-10-50-7, or tell us why you believe this guidance does not apply to you.

4.   Please expand your disclosures in Note 3 to discuss all of the significant transactions which resulted in the revised amount of $359,189 in cash proceeds reported from the sale of marketable securities in the investing activities section of your Statement of Cash Flows for the nine month period ended September 30, 2010. It appears transactions totaling only $189,722 [$67,222 + $122,500] in proceeds have been discussed.

5.   We note the amount of $330,230 relating to "Unrealized gains on available for
        sale securities" reported in the section of supplemental disclosures of non-cash
        transactions in your Statement of Cash Flows for the nine months ended
        September 30, 2010 does not agree to the corresponding amount in your
        reconciliation of other comprehensive income (loss) reported within your
        Statements of Operations. Please revise your financial statements as necessary, or
        tell us why the amounts differ.

Closing Comments

        You may contact Tracie Towner, at (202) 551-3744, or Mark Wojciechowski, at
(202) 551-3759, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark Shannon
                                        Branch Chief